November 16, 2015

Jamie G. John
Branch Chief
United States Securities and Exchange Commission
Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:    Preferred Apartment Communities, Inc.
Form 10-K
Filed on March 16, 2015
File No. 001-34995

Dear Ms. John:

Preferred Apartment Communities, Inc. (together with all of its subsidiaries, the "Company"), is submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated November 4, 2015 (the "Comment Letter"), with respect to the Annual Report on Form 10-K filed by the Company with the Commission on March 16, 2015 (the "2014 Form 10-K").

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the 2014 Form 10-K. All page number references in the Company’s responses are to page numbers in the 2014 Form 10-K.

Note 5. Real Estate Loans, Notes Receivable, and Line of Credit, page F-21

1.	We note that your response to prior comment 1 includes discussion of the purchase option window. Please tell us:

•	whether the beginning of the purchase option window causes you to reconsider your VIE analysis including your conclusion that you are not the primary beneficiary.

When a purchase option window opens the Company would reconsider its VIE analysis including the conclusion that the Company is not the primary beneficiary. The Company believes that upon the opening of a purchase option window the Company would likely be considered the primary beneficiary of the VIE as the Company would have the unilateral ability to purchase the property until the purchase option is either: (a) exercised (and the VIE is eliminated because the loan would be paid in full) or (b) terminated. To date, no such reconsideration events have occurred.

November 16, 2015

•	the duration of time between the date that the funds are disbursed on the loans and the beginning of the purchase option window.

The average duration of time between the date funds are first dispersed on a loan to the beginning of the purchase option window is 33 months.

•	the duration of time between the date that the property is completed and the beginning of the purchase option window.

At the time the loans closed, the average duration of time between the date the property is expected to be completed to the beginning of the purchase option window is 16 months.

•	the duration of time between property stabilization and the beginning of the purchase option window.

At the time the loans closed, the average duration of time between the date a property is expected to be stabilized and the beginning of the purchase option window is 11 months.

2.
Additionally, we note in your response to prior comment 1 that you purchased a property for $9 million more than the purchase option price. Please provide to us additional details regarding this acquisition including the reason that the purchase price was higher than the option price.

In March 2015, after a preliminary look at the market for selling the property, the developer approached the Company to discuss selling the property to the Company prior to the option window opening in April 2016 when the property leased up sooner than expected and performed beyond expectations in occupancy, rental rates and rental growth rates. The developer at this time could have sold the property and paid off the existing loan from the Company, effectively cancelling the purchase option. The developer and the Company entered negotiations regarding a purchase prior to the purchase option window opening, taking into consideration many factors. Based on these negotiations, the Company agreed to acquire the property for $52.5 million, which was $9 million higher than the Company's option price of $43.5 million (which was not exercisable until April 2016). The renegotiated purchase price represented an approximate capitalization rate of 6.0% based on the trailing three months of net operating income annualized, which the Company believed was a reasonable market capitalization rate at the time.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 16, 2015

If you should have any additional questions, please contact either Leonard A. Silverstein, the Company’s President and Chief Operating Officer, at 770-818-4147 or me at 678-589-7734.

Sincerely,

/s/ Michael J. Cronin
Michael J. Cronin
Chief Accounting Officer
Preferred Apartment Communities, Inc.

Cc:    John A. Williams
Chief Executive Officer, Preferred Apartment Communities, Inc.

Leonard A. Silverstein
President and Chief Operating Officer, Preferred Apartment Communities, Inc.

Jeffrey R. Sprain
Senior Vice President – Legal and General Counsel, Preferred Apartment Communities, Inc.

Peter M. Fass
Partner, Proskauer Rose, LLP